August 7, 2013

Via EDGAR Transmission and Federal Express

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mark P. Shuman, Branch Chief Legal
Gabriel Eckstein, Staff Attorney

Re:	MiX Telematics Limited
Amendment No. 2 to Registration Statement on Form F-1
Filed July 26, 2013
Amendment No. 3 to Registration Statement on Form F-1
Filed August 2, 2013
File No. 333-189799

FOIA CONFIDENTIAL TREATMENT REQUEST

ON BEHALF OF MIX TELEMATICS LIMITED

Dear Mr. Shuman and Mr. Eckstein:

Set forth below is the response on behalf of MiX Telematics Limited (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated August 6, 2013 (the “Comment Letter”) concerning the referenced Amendment No. 2 and Amendment No. 3 to Registration Statement on Form F-1 (the “Registration Statement”). For your convenience and to facilitate your review, we have set forth herein each comment of the Staff contained in the Comment Letter followed by our response. In this comment response letter unless the context otherwise requires, the words “we,” “us” and “our” refer to our client, the Company.

In accordance with Rule 83 of the Rules of Practice of the Commission, on behalf of the Company, we request confidential treatment of certain portions of our response to comments 1 and 2 as indicated below. Please promptly inform the undersigned of any request for any portion of this submission made pursuant to the Freedom of Information Act or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83.

General

1.

You state on page 22 that “(e)conomic sanctions programs restrict (y)our business dealings with certain sanctioned countries, persons and entities.” It appears from the map on the inside cover of the prospectus that you have customers and regional partners in Iran, Sudan, and Syria. On your website you identify as dealers IT SYSCO in Iran; Build Up, Kemair (Sudan), and SIDCO in Sudan; and FMSi Syria in Syria. Cuba, Iran, Sudan, and Syria are designated as state sponsors of terrorism by the U.S. Department of State, and are subject to U.S. economic sanctions and export controls. Your Form F-1 does not include disclosure regarding contacts with those countries. Please describe to us the nature and extent of your

Mark P. Shuman and Gabriel Eckstein

Securities and Exchange Commission

August 7, 2013

past, current, and anticipated contacts with Cuba, Iran, Sudan, and Syria, whether through direct or indirect arrangements, for the past three years and the subsequent interim period. Your response should describe any products, equipment, components, software, technology, information, or services you have provided or intend to provide into Cuba, Iran, Sudan, and/or Syria, directly or indirectly, and any agreements, arrangements, or other contacts you have had or intend to have with the governments of those countries or entities they control.

Iran, Sudan and Syria

We have no direct business operations in Iran, Sudan and Syria and have only limited, indirect subdealer and customer relationships. Our operations in Iran, Sudan and Syria generated in the aggregate approximately $52,000 in revenue, representing less than 0.1% of our total revenue, during our 2013 fiscal year. While we are unable to provide specific revenue information for our operations in Iran, Sudan and Syria for our 2011 fiscal year, 2012 fiscal year and for the three months ended June 30, 2013, we confirm that revenue in each such period did not exceed 0.1% of our total revenue. We do not have any offices, fixed assets, facilities or employees in Iran, Sudan and Syria. We are currently considering as a strategic matter whether to continue our existing, indirect subdealer relationships in Iran, Sudan and Syria.

Our revenues related to Iran, Sudan and Syria consist of indirect hardware revenue generated from product sales to dealers located outside these countries and indirect subscription revenue generated from service relationships with the dealers through which the subdealer and customer relationships were originated. None of our products or services that are sold into Iran, Sudan and Syria originate with or pass through our U.S. subsidiary and the revenue generated from these jurisdictions is not transferred to our U.S. subsidiary. The data we process for end users in Iran, Sudan and Syria are collected on servers located outside the United States, processed in our operations center in South Africa and made available to end users in various reporting formats over the internet. We list the names of our subdealers in Iran, Sudan and Syria on our website because it is part of our ordinary course practice to identify distribution relationships in this manner.

The following is a summary of our activities in Iran, Sudan and Syria:

•

Syria. FMSi Syria has acted as a subdealer for FM Tracer, a vehicle location tracking device. This subdealer accounts for a small number of vehicles under subscription, most of which are operated by end users outside of Syria. The principal of FMSi Syria resides outside of Syria as a consequence of the ongoing Syrian hostilities.

•	Iran. IT Sysco has formed a subdealer for our vehicle location tracking and vehicle monitoring products in Iran, but to date has not sold any of our products or related services.
•

Sudan. SIDCO, AW&WA and Build-Up have acted as subdealers for the FM200 Plus, a vehicle monitoring device, and the FM3306 and the FM3316, each a vehicle monitoring and tracking device, in Sudan. These subdealers account for a small

Mark P. Shuman and Gabriel Eckstein

Securities and Exchange Commission

August 7, 2013

number of vehicles under subscription. [***] Kemair no longer acts as a subdealer in Sudan and its reference as a subdealer in Sudan will be removed from our website.

[***]

Cuba

We do not and have not had any operations, offices, assets, facilities or employees in Cuba. We do not and have not sold any products or services in Cuba.

2.	You state on pages 30, 84, 97, and elsewhere that you utilize in your solutions data obtained from satellite-based navigation and positioning systems. Global navigation satellite systems appear to be included in the Commerce Control List maintained by the U.S. Department of Commerce’s Bureau of Industry and Security. Please tell us whether, to the best of your knowledge, understanding, and belief, any of the products, equipment, components, software, or technology you have provided or intend to provide, directly or indirectly, into Cuba, Iran, Sudan, and/or Syria, are included in the Commerce Control List. If so, tell us whether any such items have military uses, and describe such possible uses of which you are aware. Also, advise us whether, to the best of your knowledge, understanding, and belief, any such items have been put to military uses by Cuba, Iran, Sudan, and/or Syria, and discuss any such uses of which you are aware.

To our knowledge, none of the products, components or technologies that we have provided into Sudan, Iran or Syria indirectly through our subdealer relationships are on the Department of Commerce’s Commerce Control list.

GPS technology has both military and nonmilitary uses. Military uses of GPS technology include applications in land, sea and airborne navigation systems. It is applied in military vehicle location systems, search and rescue operations and aerial refueling. Our products and services are marketed solely for commercial use. We are not aware that any of the products, components and technologies that we have provided indirectly into Sudan, Iran or Syria have been used in military applications. [***]

[***] Confidential treatment requested.

Mark P. Shuman and Gabriel Eckstein

Securities and Exchange Commission

August 7, 2013

3.	Please discuss for us the materiality of any contacts with Cuba, Iran, Sudan, and Syria you describe in response to the foregoing comments, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan, or Syria.

As discussed above in our response to comment 1, we do not and have not had any operations, offices, assets, facilities or employees in Cuba. We do not and have not sold any products or services in Cuba. We do not and have not had any offices, fixed assets, facilities or employees in Iran, Sudan or Syria, and we have very limited, indirect subdealers and accounts in those countries. We do not consider these operations to be material or constitute a material investment risk for our shareholders. As further described above in our response to comment 1, revenues derived from operations in Iran, Sudan and Syria in the aggregate in 2011, 2012, 2013 and for the three months ended June 30, 2013 have not been material to our financial results in quantitative terms as they account for less than 0.1% of our total revenues in such periods.

In addition, we do not believe that our operations in Iran, Sudan and Syria have been material from a qualitative standpoint or would be deemed important by a reasonable investor in making an investment decision. As discussed in our response to comment 1 above, our revenues related to Iran, Sudan and Syria consist of indirect hardware revenue generated from product sales to dealers located outside these countries. We do not have a direct relationship with the subdealers in Iran, Sudan and Syria. We have also considered the various divestment initiatives referred to in the Staff’s comments in determining our activities in Iran, Sudan and Syria are immaterial from a qualitative point of view. We believe the insignificant amount of our products and services sold in Iran, Sudan and Syria do not present a material investment risk for our shareholders. We do not believe that divestment initiatives related to operations in Iran, Sudan and Syria, if any were to occur, could reasonably be expected to have a material adverse effect on our operations, revenues, share price or our shareholders.

In light of these factors, we do not believe that a reasonable investor would deem the immaterial operations in Iran, Sudan and Syria to be qualitatively important in making an investment decision in our company. We do not believe our immaterial operations in Iran, Sudan and Syria have a negative impact on our reputation and/or our share price.

Mark P. Shuman and Gabriel Eckstein

Securities and Exchange Commission

August 7, 2013

In submitting this comment response letter, the Company has authorized me to acknowledge on its behalf that:

(i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions regarding any of our responses or the revised Registration Statement on Form F-1, please feel free to call me (212-880-3817) or Carlos E. Méndez-Peñate (212-880-3894).

Sincerely,

/s/ Kenneth G. Alberstadt

Kenneth G. Alberstadt

cc:	Howard Scott, MiX Telematics Limited
Carlos E. Méndez-Peñate, Akerman Senterfitt LLP
Office of Freedom of Information and Privacy Act Operations, Securities and Exchange Commission